UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
TheStreet.com, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
88368Q103

(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 25, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: TCV VI, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		4,973,868 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,973,868 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,973,868 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,826,052 shares of Common Stock and Warrants immediately exercisable for a total of 1,147,816 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		40,156 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,156 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,156 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 30,889 shares of Common Stock and Warrants immediately exercisable for a total of 9,267 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		5,014,024 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,014,024 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,014,024 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TCV VI MANAGEMENT, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,769 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,769 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,769 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,017,793 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

5,017,793 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,017,793 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes 3,769 shares of Common Stock, Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock, and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,017,793 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

5,017,793 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,017,793 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes 3,769 shares of Common Stock, Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,017,793 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

5,017,793 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,017,793 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes 3,769 shares of Common Stock, Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,017,793 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

5,017,793 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,017,793 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes 3,769 shares of Common Stock, Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,017,793 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

5,017,793 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,017,793 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes 3,769 shares of Common Stock, Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,017,793 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

5,017,793 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,017,793 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes 3,769 shares of Common Stock, Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of TheStreet.com, Inc., a Delaware corporation (“TheStreet.com” or the “Company”). The Company’s principal executive offices are located at 14 Wall Street, New York, NY 10005.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV VI, L.P., a Delaware limited partnership (“TCV VI”), (2), TCV Member Fund, L.P., a Delaware limited partnership (“Member Fund”, and together with TCV VI, the “Purchasers” or “TCV VI Funds”), (3) Technology Crossover Management VI, L.L.C, a Delaware limited liability company (“Management VI”), (4) TCV VI Management, L.L.C., a Delaware limited liability company (“TCV VI Management”), (5) Jay C. Hoag (“Mr. Hoag”), (6) Richard H. Kimball (“Mr. Kimball”), (7) John L. Drew (“Mr. Drew”), (8) Jon Q Reynolds, Jr. (“Mr. Reynolds”), (9) William J.G. Griffith IV (“Mr. Griffith”) and (10) Robert W. Trudeau (“Mr. Trudeau”). TCV VI, Member Fund, Management VI, TCV VI Management, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV VI, Member Fund, Management VI and TCV VI Management are each principally engaged in the business of investing in securities of privately and publicly held companies. Management VI is the sole general partner of TCV VI and a general partner of Member Fund. The address of the principal business and office of each of TCV VI, Member Fund, Management VI and TCV VI Management is 528 Ramona Street, Palo Alto, California 94301. TCV VI and Member Fund are sometimes referred to collectively herein as the “Funds” and individually as a “Fund.”
Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau (collectively the “Management VI Members”) are the Class A Members of Management VI and are Members of TCV VI Management. The Management VI Members are each United States citizens. The present principal occupation of each is as a venture capital investor. The business address of each of the Management VI Members is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Not applicable.
ITEM 4. PURPOSE OF TRANSACTION.
As previously reported in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed November 27, 2007, the Reporting Persons directly and/or indirectly own shares of Series B Preferred Stock of the Company (“Series B Preferred Stock”), shares of Common Stock of the Company (“Common Stock”) and warrants to purchase shares of Common Stock (“Warrants”). Such initial statement on Schedule 13D is incorporated by reference herein.
On January 8, 2009, Mr. Hoag resigned as a member of the Company’s Board of Directors. On August 25, 2009, the TCV VI Funds, as holders of the Company’s Series B Preferred Stock, elected Christopher P. Marshall to the Company’s Board of Directors pursuant to their rights to designate a director and fill the vacancy left by Mr. Hoag.
Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to convert the Series B Preferred Stock to Common Stock, exercise all or a portion of the Warrants, make purchases of additional shares of Common Stock in market transactions, privately negotiated transactions or otherwise not to exceed an amount that would result in the Purchasers, in the aggregate, owning more than 35% of the Company’s issued and outstanding Common Stock (the “Market Purchases”) and acquire additional shares of Common Stock from the Company or third parties and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or dispose all or a portion of the Common Stock, the Series B Preferred Stock, Warrants and/or Common Stock issued upon exercise of the Warrants, upon conversion of the Series B Preferred Stock or in Market Purchases, in the open market, in privately negotiated transactions to the Company or third parties or through distributions to their respective partners or otherwise, in change of control transactions, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed November 27, 2007 (which is incorporated by reference herein), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on August 25, 2009, TCV VI, Member Fund, Management VI, TCV VI Management and the Management VI Members owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares(*)
TCV VI	4,973,868	(1)	13.98%
Member Fund	40,156	(2)	Less than 1%
Management VI	5,014,024	(3)(**)	14.08%
TCV VI Management	3,179	(4)(**)	Less than 1%
Mr. Hoag	5,017,793	(5)(**)	14.09%
Mr. Kimball	5,017,793	(5)(**)	14.09%
Mr. Drew	5,017,793	(5)(**)	14.09%
Mr. Reynolds	5,017,793	(5)(**)	14.09%
Mr. Griffith	5,017,793	(5)(**)	14.09%
Mr. Trudeau	5,017,793	(5)(**)	14.09%

(*)	all percentages in this table are based on (i) 30,605,942 shares of Common Stock of the Company outstanding as of May 5, 2009, and as reported on the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes Series B Preferred Stock immediately convertible into 3,826,052 shares of Common Stock and Warrants which can be immediately exercised for a total of 1,147,816 shares of Common Stock.

(2)	Includes Series B Preferred Stock immediately convertible into 30,889 shares of Common Stock and Warrants which can be immediately exercised for a total of 9,267 shares of Common Stock.

(3)	Includes Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock, and Warrants which can be immediately exercised for a total of 1,157,083 shares of Common Stock.

(4)	Represents shares of Common Stock.

(5)	Includes 3,769 shares of Common Stock, Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock, and Warrants which can be immediately exercised for a total of 1,157,083 shares of Common Stock.
Each of the TCV VI Funds has the sole power to dispose or direct the disposition of the Series B Preferred Stock and Warrants which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Series B Preferred Stock or pursuant to Market Purchases if any, made by it. Each of the TCV VI Funds has the sole power to vote or direct the vote of its respective Series B Preferred Stock and will have the sole power to vote or direct the vote the Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Series B Preferred Stock or pursuant to Market Purchases, if any, made by it.
Management VI, as the general partner of TCV VI and a general partner of the Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV VI Funds, and have the sole power to direct the vote of the shares held by the TCV VI Funds. Management VI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
The Management VI Members are Class A Members of Management VI. Under the operating agreement of Management VI, the Class A Members have the shared power to dispose or direct the disposition of the shares held by TCV VI Funds and the shared power to direct the vote of the shares held by the TCV VI Funds. Additionally, each of the Management VI Members are Members of TCV VI Management. Under the operating agreement of TCV VI Management, the Members have shared power to dispose or direct the disposition of the shares held by TCV VI Management and the shared power to direct the vote of the shares held by TCV VI Management. Each of the Management VI Members disclaims beneficial ownership of the securities owned by Management VI, the TCV VI Funds and TCV VI Management except to the extent of his respective pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock, Series B Preferred Shares, Warrants or underlying Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons have effected any transaction in the Company stock during the past 60 days.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as set forth herein and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed November 27, 2007, which is incorporated by reference herein (including Items 4 and 6 thereof and the exhibits thereto), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule13D relating to the Common Stock of TheStreet.com, Inc. filed on November 27, 2007)
Exhibit 2 Securities Purchase Agreement, dated November 15, 2007, among The Street.com, Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by referenced from Exhibit 2 to Schedule 13D relating to the Common Stock of The Street.com, Inc. filed on November 27, 2007)
Exhibit 3 Certificate of Designation, dated November 15, 2007, of Series B Convertible Preferred Stock of The Street.com, Inc. (incorporated by referenced from Exhibit 3 to Schedule 13D relating to the Common Stock of The Street.com, Inc. filed on November 27, 2007)
Exhibit 4 Investor Rights Agreement, dated November 15, 2007, among The Street.com, Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by referenced from Exhibit 4 to Schedule 13D relating to the Common Stock of The Street.com, Inc. filed on November 27, 2007)
Exhibit 5 Form of Warrant to Purchase Common Stock of The Street.com, Inc., issued to TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by referenced from Exhibit 5 to Schedule 13D relating to the Common Stock of The Street.com, Inc. filed on November 27, 2007)
Exhibit 6 Second Amendment to the Rights Agreement, dated March 14, 1999, between The Street.com, Inc. and American Stock Transfer & Trust Company (incorporated by referenced from Exhibit 6 to Schedule 13D relating to the Common Stock of The Street.com, Inc. filed on November 27, 2007)
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 31, 2009

TCV VI, L.P.
By: /s/ Carla S. Newell
Name:	Carla S. Newell
Its:	Authorized Signatory

TCV MEMBER FUND, L.P.
By: /s/ Carla S. Newell
Name:	Carla S. Newell
Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.
By: /s/ Carla S. Newell
Name:	Carla S. Newell
Its:	Authorized Signatory

TCV VI MANAGEMENT, L.L.C.
By: /s/ Carla S. Newell
Name:	Carla S. Newell
Its:	Authorized Signatory

JAY C. HOAG
By: /s/ Carla S. Newell
Name:	Carla S. Newell
Its:	Authorized Signatory

RICHARD H. KIMBALL
By: /s/ Carla S. Newell
Name:	Carla S. Newell
Its:	Authorized Signatory

JOHN L. DREW
By: /s/ Carla S. Newell
Name:	Carla S. Newell
Its:	Authorized Signatory

JON Q. REYNOLDS JR.
By: /s/ Carla S. Newell
Name:	Carla S. Newell
Its:	Authorized Signatory

WILLIAM J. G. GRIFFITH IV
By: /s/ Carla S. Newell
Name:	Carla S. Newell
Its:	Authorized Signatory

ROBERT W. TRUDEAU
By: /s/ Carla S. Newell
Name:	Carla S. Newell
Its:	Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule13D relating to the Common Stock of TheStreet.com, Inc. filed on November 27, 2007)
Exhibit 2 Securities Purchase Agreement, dated November 15, 2007, among The Street.com, Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by referenced from Exhibit 2 to Schedule 13D relating to the Common Stock of The Street.com, Inc. filed on November 27, 2007)
Exhibit 3 Certificate of Designation of Series B Convertible Preferred Stock of The Street.com, Inc. (incorporated by referenced from Exhibit 3 to Schedule 13D relating to the Common Stock of The Street.com, Inc. filed on November 27, 2007)
Exhibit 4 Investor Rights Agreement, dated November 15, 2007, among The Street.com, Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by referenced from Exhibit 4 to Schedule 13D relating to the Common Stock of The Street.com, Inc. filed on November 27, 2007)
Exhibit 5 Form of Warrant to Purchase Common Stock of The Street.com, Inc., issued to TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by referenced from Exhibit 5 to Schedule 13D relating to the Common Stock of The Street.com, Inc. filed on November 27, 2007)
Exhibit 6 Second Amendment to the Rights Agreement, dated March 14, 1999, between The Street.com, Inc. and American Stock Transfer & Trust Company (incorporated by referenced from Exhibit 6 to Schedule 13D relating to the Common Stock of The Street.com, Inc. filed on November 27, 2007)
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)